Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 24, 2022

Eldorado Gold Reports Strong 2021 Year-End and Fourth Quarter Financial and Operational Results; Meets 2021 Production and Cost Guidance; and Delivers on Key Organic Growth Projects

VANCOUVER, BC - Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2021. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.
Q4 2021 and Full-Year Highlights
Operations
•Strong gold production at the upper end of the increased guidance range: 122,582 ounces in Q4 2021, and 475,850 ounces in 2021, driven by Kisladag and Lamaque.
•Cash operating costs(1) within 2021 guidance range: $571 per ounce sold in Q4 2021, and $626 per ounce sold in 2021. A significant decrease in cash operating costs at Olympias in Q4 2021 was related to higher average gold grades and higher by-product credits.
•All-in sustaining costs(1) within 2021 guidance range: $1,077 per ounce sold in Q4 2021, and $1,069 per ounce sold in 2021.
•Total capital expenditures: $82.1 million in Q4 2021, and $282.1 million in 2021. Growth capital(1) of $130.4 million in 2021 was primarily focused at Kisladag and Lamaque.
•2022 Outlook: We expect production in the first half of the year to be lower than in the second half due to the ramp-up of the high-pressure grinding rolls ("HPGR") circuit at Kisladag, weather challenges in Turkey and Greece, and the impact of the COVID-19 Omicron variant across our operations. We remain confident that we will deliver within our 2022 production guidance range.
Financial
•Solid production drove strong cash flow from operating activities, before changes in non-cash working capital(1): $116.7 million in Q4 2021, and $374.8 million in 2021.
•Free cash flow(1): $23.1 million in Q4 2021; and $62.4 million in 2021.
•Cash and cash equivalents: $481.3 million, as at December 31, 2021.
•Adjusted EBITDA(1): $126.1 million in Q4 2021, and $444.2 million in 2021.
•Net earnings (loss): $43.1 million loss or $0.24 loss per share in Q4 2021, and $10.8 million or $0.06 per share in 2021. Net loss in Q4 2021 was driven by higher income tax expense related to the weakening of the Turkish Lira in the quarter, unrealized foreign exchange gains, and impairment loss and asset write- down related to the closure of Stratoni.
•Adjusted net earnings(1): $25.1 million or $0.14 per share in Q4 2021, and $119.3 million or $0.66 per share in 2021. Adjusted net earnings in 2021 removes non-cash losses on foreign exchange due to the translation of deferred tax balances, finance costs related to debt refinancing, and impairment losses and asset write-downs related to the closure of Stratoni, including deferred tax expense resulting from the closure.
(1)These measures are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS measures have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2021 MD&A.

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Growth
•Skouries Feasibility Study: In December 2021, Eldorado completed the Skouries Feasibility reflecting robust economics of 19% after-tax Internal Rate of Return ("IRR") and $1.3 billion after-tax Net Present Value ("NPV") (5%), based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.
•Successfully delivered on two key growth projects: In Q4 2021, the Triangle-Sigma decline at Lamaque was completed on budget and on schedule, and the construction and wet-commissioning of the HPGR circuit at Kisladag was completed on budget and, to a large extent, in line with schedule.
Corporate
•Amended Investment Agreement in Greece: In February 2021, the company entered into an amended Investment Agreement with the Hellenic Republic to the govern the further development, construction and operation of the Kassandra Mines and provide necessary investor protections to advance the next phase of growth in Greece.
•Corporate Debt Refinancing: In Q3 2021, the Company completed a new $500 million Senior Notes offering and amended its Senior Secured Credit Facility. Together they provide the Company greater financial flexibility to pursue a broader range of financing alternatives for the development of Skouries and the Kassandra Mines in Greece.
•Acquisition of QMX Gold: In April 2021, the Company acquired QMX Gold Corporation (TSX-V:QMX), increasing our footprint in the Abitibi Greenstone Belt by 550% and adding a potential pipeline of organic growth opportunities proximal to Lamaque.
•Sale of Tocantinzinho ("TZ"): In October 2021, the company sold its TZ project, in Brazil, to G Mining Ventures Corp (TSX-V: GMIN). Under the term of the agreement, Eldorado received upfront cash consideration of $20 million and 19.9% of GMIN shares, plus deferred cash consideration of $60 million payable on the first anniversary of commercial production from TZ.

“2021 was a foundational year for Eldorado,” said George Burns, Eldorado’s Present and Chief Executive Officer. “I am tremendously proud of the hard work and dedication of our global teams in delivering exceptional value for the business and our stakeholders while maintaining a high degree of safety. Across our four operating mines, we produced over 475,000 ounces of gold, which was at the top-end of our increased guidance range, and we achieved cost guidance across the board,” added Burns.
“Furthermore, during the year, Eldorado delivered on several key milestones, including the completion of the Skouries Feasibility Study on our development project in Greece; the completion of two key growth projects at Kisladag, in Turkey, and Lamaque, in Canada; the sale of the Tocantinzinho project in Brazil, while also retaining meaningful exposure to future value creation through our equity stake in G Mining Ventures Corp; the acquisition of QMX Gold, which expands our footprint in the prolific Abitibi region; and executing on robust exploration programs that support our organic growth.”
“As we look to 2022, we see three key value drivers for Eldorado. Starting with Quebec, earlier today we published the results of the Lamaque Technical Study, which clearly demonstrates the future value of Ormaque and the deeper Triangle zones and improves the NPV from the initial 2018 PFS tremendously. The strategic acquisition of Lamaque in 2017 has allowed Eldorado to build a dominant presence in the Abitibi region, and we are looking forward to operating in the region for years to come. Second, completion of the Skouries Feasibility Study is a critical milestone and will allow the company to advance financing alternatives for the project. Lastly, in Turkey, work continues at Kisladag to expand and optimize the mine. The north leach pad expansion is expected to be completed mid-year, and we expect to realize benefits of increased recovery rates as a result of the recently commissioned HPGR.”

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Consolidated Financial and Operational Highlights

Summarized Annual Financial Results

Continuing operations (9)	2021	2020	2019
Revenue (1)	$940.9	$1,026.7	$617.8
Gold revenue (1,2)	$838.6	$938.3	$530.9
Gold produced (oz) (3)	475,850	528,874	395,331
Gold sold (oz) (1)	472,307	526,406	374,902
Average realized gold price ($/oz sold) (5)	$1,775	$1,783	$1,416
Production costs	449.7	445.2	334.9
Cash operating costs ($/oz sold) (5)	626	560	608
Total cash costs ($/oz sold) (5)	715	649	645
All-in sustaining costs ($/oz sold) (5)	1,069	921	1,034
Net earnings for the period (4,5,7)	10.8	131.1	73.1
Net earnings per share – basic ($/share) (4,5,7)	0.06	0.77	0.46
Adjusted net earnings (4,5,6,7,8)	119.3	194.3	10.2
Adjusted net earnings per share ($/share) (4,5,6,7,8)	0.66	1.14	0.06
Cash flow from operating activities before changes in working capital (5,8)	374.8	438.5	186.5
Free cash flow (5,8)	62.4	268.7	3.0
Cash, cash equivalents and term deposits	481.3	511.0	181.0
(1)Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q2 2019).
(2)See Note 30 of our Consolidated Financial Statements for further details.
(3)Includes pre-commercial production at Lamaque (Q1 2019)
(4)Attributable to shareholders of the Company.
(5)These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided in the MD&A accompanying Eldorado’s financial statements filed from time to time on SEDAR at www.sedar.com.
(6)2019 amounts have been adjusted to conform with 2021 and 2020 presentation by excluding adjustments relating to normal course gains on disposal of assets ($7.4 million) and inventory write-downs ($2.5 million). Adjusted net earnings as originally presented in 2019 were $5.6 million ($0.04 per share).
(7)2020 and 2019 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements
(8)2020 and 2019 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.
(9)Amounts presented are from continuing operations only and exclude the Brazil Segment. See Note 7 of our Consolidated Financial Statements.

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Summarized Quarterly Financial Results

2021 Continuing Operations(1)	Q1	Q2	Q3	Q4	2021
Revenue	$224.6	$233.2	$238.4	$244.6	$940.9
Gold revenue (2)	$195.7	$209.5	$221.5	$212.0	$838.6
Gold produced (oz)	111,742	116,067	125,459	122,582	475,850
Gold sold (oz)	113,594	114,140	125,189	119,384	472,307
Average realized gold price ($/oz sold) (3)	$1,723	$1,835	$1,769	$1,776	$1,775
Production costs	108.6	112.8	110.2	118.2	449.7
Cash operating cost ($/oz sold) (3,4)	641	645	646	571	626
Total cash cost ($/oz sold) (3,4)	687	746	743	681	715
All-in sustaining cost ($/oz sold) (3,4)	986	1,074	1,133	1,077	1,069
Net earnings (loss) (5,6)	14.3	31.0	8.5	(43.1)	10.8
Net earnings (loss) per share – basic ($/share) (5,6)	0.08	0.17	0.05	(0.24)	0.06
Adjusted net earnings (3,5,6)	25.2	29.1	39.9	25.1	119.3
Adjusted net earnings per share ($/share) (3,5,6)	0.14	0.16	0.22	0.14	0.66
Cash flow from operating activities before changes in working capital (3,7)	81.2	75.9	101.0	116.7	374.8
Free cash flow (3,7)	33.4	(23.7)	29.7	23.1	62.4
Cash, cash equivalents and term deposits	533.8	410.7	439.3	481.3	481.3

2020 Continuing Operations(1)	Q1	Q2	Q3	Q4	2020
Revenue	$204.7	$255.9	$287.6	$278.5	$1,026.7
Gold revenue (2)	$185.4	$235.0	$264.3	$253.7	$938.3
Gold produced (oz)	115,950	137,782	136,922	138,220	528,874
Gold sold (oz)	116,219	134,960	137,704	137,523	526,406
Average realized gold price ($/oz sold) (3)	$1,580	$1,726	$1,919	$1,845	$1,783
Production costs	101.4	109.5	117.4	117.0	445.2
Cash operating cost ($/oz sold) (3,4)	627	550	537	536	560
Total cash cost ($/oz sold) (3,4)	678	616	664	640	649
All-in sustaining cost ($/oz sold) (3,4)	952	859	918	959	921
Net earnings (5,6)	4.5	50.6	46.0	30.0	131.1
Net earnings per share – basic ($/share) (5,6)	0.03	0.30	0.26	0.17	0.77
Adjusted net earnings (3,5,6)	16.4	47.9	63.6	66.4	194.3
Adjusted net earnings per share ($/share) (3,5,6)	0.10	0.28	0.37	0.38	1.14
Cash flow from operating activities before changes in working capital (3,7)	74.0	117.3	135.1	112.1	438.5
Free cash flow (3,7)	9.6	81.1	114.7	63.4	268.7
Cash, cash equivalents and term deposits	363.6	440.3	504.4	511.0	511.0
(1)Amounts presented are from continuing operations only and exclude the Brazil Segment. See Note 7 of our Consolidated Financial Statements.
(2)See Note 30 of our Consolidated Financial Statements for further details.
(3)These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided in the MD&A accompanying Eldorado’s financial statements filed from time to time on SEDAR at www.sedar.com.
(4)By-product revenues are off-set against cash operating costs.
(5)Attributable to shareholders of the Company.
(6)2020, Q1-Q2 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(7)2020, Q1-Q2 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.

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Gold sales in 2021 totaled 472,307 ounces, a decrease of 10% from 526,406 ounces in 2020. The lower sales volume in 2021 compared with the prior year primarily reflected a decrease of 51,033 ounces sold at Kisladag due to planned lower average grade. There was also a decrease of 5,582 ounces sold at Efemcukuru due to a change in the structure of concentrate sales contracts, a decrease of 6,608 ounces sold at Olympias due to lower processing volumes, and an increase of 9,124 ounces sold at Lamaque due to increased tonnes mined and processed. Gold sales were 119,384 ounces in Q4 2021, a decrease of 13% from 137,523 ounces in Q4 2020, due in part to decreased production at Kisladag as a result of the HPGR commissioning.
Total revenue was $940.9 million in 2021, a decrease of 8% from total revenue of $1,026.7 million in 2020. Total revenue was $244.6 million in Q4 2021, a decrease of 12% from total revenue of $278.5 million in Q4 2020. Decreases in both periods were primarily due to lower sales volumes combined with lower average realized gold prices.
Cash operating     costs in 2021 averaged $626 per ounce sold, an increase from $560 per ounce sold in 2020. In Q4 2021, cash operating costs averaged $571 per ounce sold, an increase from $536 per ounce sold in Q4 2020. Increases in both periods were primarily due to lower grade ore mined and processed at Kisladag, resulting in fewer ounces produced and sold. These increases were partly offset by a reduction in cash operating costs per ounce sold at Olympias, and to a lesser extent Efemcukuru. A significant decrease in cash operating costs per ounce sold at Olympias in Q4 2021 was primarily a result of higher average gold grades, combined with higher silver and base metal sales, which reduce cash operating costs as by-product credits.
Net earnings attributable to shareholders from continuing operations were $10.8 million ($0.06 per share) in 2021, compared to $131.1 million ($0.77 per share) in 2020 and net loss was $43.1 million ($0.24 per share) in Q4 2021, compared to $30.0 million ($0.17 per share) in Q4 2020. Decreases in both periods reflect lower production and sales volumes, lower average realized gold prices, higher finance costs related to the debt refinancing, and higher income tax expense.
Adjusted net earnings were $119.3 million ($0.66 per share) in 2021, compared to $194.3 million ($1.14 per share) in 2020. Adjusted net earnings in 2021 removes, among other things, a $54.6 million loss on foreign exchange due to translation of deferred tax balance, $31.1 million of finance costs related to debt refinancing, and $30.8 million of impairment losses and asset write-downs related to the closure of Stratoni, including deferred tax expense resulting from the closure.
Lower sales volumes in 2021, combined with a lower gold price, resulted in EBITDA of $423.5 million, including $103.8 million in Q4 2021. Adjusted EBITDA(1) of $444.2 million in 2021 and $126.1 million in Q4 2021 exclude, among other things, $17.4 million of impairment losses and asset write-downs related to the closure of Stratoni.

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Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2021	2020	2021	2020	2022 Outlook
Total
Ounces produced	122,582	138,220	475,850	528,874	460,000 – 490,000
Ounces sold	119,384	137,523	472,307	526,406	n/a
Production costs	$118.2	$117.0	$449.7	$445.2	n/a
Cash operating costs ($/oz sold) (1)	$571	$536	$626	$560	$640 – 690
All-in sustaining costs ($/oz sold) (1)	$1,077	$959	$1,069	$921	$1,075 – 1,175
Sustaining capital expenditures (1)	$33.8	$29.0	$113.1	$92.4	$118 – 138
Kisladag
Ounces produced	33,136	56,816	174,365	226,475	145,000 – 155,000
Ounces sold	33,269	55,807	175,862	226,895	n/a
Production costs	$28.8	$34.1	$122.6	$129.3	n/a
Cash operating costs ($/oz sold) (1)	$737	$447	$583	$451	$690 – 740
All-in sustaining costs ($/oz sold) (1)	$977	$732	$797	$664	n/a
Sustaining capital expenditures (1)	$4.0	$6.5	$18.6	$20.1	$14 – 19
Lamaque
Ounces produced	51,354	44,168	153,201	144,141	165,000 – 175,000
Ounces sold	50,257	44,990	151,393	142,269	n/a
Production costs	$26.7	$24.0	$99.0	$78.3	n/a
Cash operating costs ($/oz sold) (1)	$482	$503	$616	$522	$620 – 670
All-in sustaining costs ($/oz sold) (1)	$815	$789	$1,017	$827	n/a
Sustaining capital expenditures (1)	$13.4	$9.8	$47.3	$32.9	$55 – 60
Efemcukuru
Ounces produced	22,631	25,828	92,707	99,835	85,000 – 90,000
Ounces sold	21,797	24,956	92,758	98,340	n/a
Production costs	$18.1	$17.4	$67.2	$72.6	n/a
Cash operating costs ($/oz sold) (1)	$606	$493	$551	$556	$600 – 650
All-in sustaining costs ($/oz sold) (1)	$1,104	$989	$901	$918	n/a
Sustaining capital expenditures (1)	$6.4	$7.3	$18.0	$19.1	$15 – 20
Olympias
Ounces produced	15,461	11,408	55,577	58,423	65,000 – 75,000
Ounces sold	14,061	11,770	52,294	58,902	n/a
Production costs	$28.1	$27.6	$113.4	$113.4	n/a
Cash operating costs ($/oz sold) (1)	$441	$1,166	$930	$1,078	$650 – 700
All-in sustaining costs ($/oz sold) (1)	$1,467	$1,768	$1,715	$1,541	n/a
Sustaining capital expenditures (1)	$10.1	$5.5	$29.1	$20.2	$34 – 39
(1)These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided in the MD&A accompanying Eldorado’s financial statements filed from time to time on SEDAR at www.sedar.com.

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Kisladag
Kisladag produced 174,365 ounces of gold in 2021, a decrease of 23% from 226,475 ounces in 2020. The decrease was the result of a planned shift to lower-grade ore through 2021 as compared to 2020. As expected, average grade declined in 2021 to 0.75 grams per tonne, as compared to an average grade of 1.00 grams per tonne in 2020, and is expected to remain at reduced levels in 2022. Tonnes placed on the heap leach pad were reduced in Q4 2021 by the commissioning of the HPGR circuit during the quarter. The lower tonnage placed on the heap leach pad in Q4 2021 is expected to reduce gold production in Q1 2022. Construction and wet commissioning of the HPGR circuit was completed in December, and we are now ramping up production and metallurgical adjustments. To date, the HPGR circuit performance is meeting our expectations and our team continues to balance ore agglomeration and tonnes placed with leach kinetics to obtain optimal performance.
Cash operating costs per ounce sold increased to $583 in 2021 from $451 in 2020 and was primarily due to lower production and sales as a result of the lower average grade of ore placed on the leach pad throughout 2021. Cash operating costs per ounce sold increased to $737 in Q4 2021 from $447 in Q4 2020 primarily as a result of lower production in the quarter.
AISC per ounce sold increased to $797 in 2021 from $664 in 2020 and to $977 in Q4 2021 from $732 in Q4 2020. Increases in both periods were primarily due to higher cash operating costs per ounce sold, partly offset by lower sustaining capital expenditure. Sustaining capital expenditure(1) of $18.6 million in 2021, including $4.0 million in Q4 2021, related primarily to mine equipment overhauls and process infrastructure upgrades.
Growth capital expenditures were $89.9 million in 2021, including $19.0 million in Q4 2021. Growth capital in 2021 included construction of the HPGR circuit, waste stripping to support the mine life extension and construction of the first phase of the north heap leach pad, which is expected to be available for stacking in mid-2022.
Lamaque
Lamaque produced 153,201 ounces of gold in 2021, a 6% increase from 144,141 ounces in 2020. The increase in gold production reflects higher throughput throughout the year, which offset planned lower grades. Average grade was 6.54 grams per tonne in 2021 and benefited from mining higher-grade stopes in Q4 2021 resulting in average grade of 9.16 grams per tonne in the quarter. Tonnes processed in the year increased 17% from 2020 as a result of increased underground development and the ability to process higher volumes, a result from ongoing successful debottlenecking of the mill. Production of 51,354 ounces of gold in Q4 2021 increased 16% from 44,168 ounces in Q4 2020 primarily due to higher grade and recovery rates.
Cash operating costs per ounce sold increased to $616 in 2021 from $522 in 2020 and primarily reflect the planned shift to lower-grade ore. Cash operating costs decreased in the quarter to $482 in Q4 2021 from $503 in Q4 2020 as a result of higher average grade and increased processing volumes.
AISC per ounce sold increased to $1,017 in 2021 from $827 in 2020 and to $815 in Q4 2021 from $789 in Q4 2020 with increases in both periods reflecting higher sustaining capital expenditure. Sustaining capital expenditure of $47.3 million in 2021, including $13.4 million in Q4 2021, related primarily to underground development and underground infrastructure improvements.
Growth capital expenditure totalled $35.2 million in 2021, including $9.1 million in Q4 2021, and primarily related to the development of the underground decline from the Sigma mill to the Triangle mine, which was completed in Q4 2021. The decline is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor between the Triangle mine and the Sigma mill.
Efemcukuru
Efemcukuru produced 92,707 payable ounces of gold in 2021, a 7% decrease from 99,835 payable ounces in 2020. The decrease reflects lower average grade in 2021, combined with reduced effective rates for payable ounces to reflect the structure of concentrate sales contracts in 2021. The majority of sales contracts in 2021 had reduced effective rates for payable ounces that were offset by the elimination of treatment charges and other deductions blended in the reduced effective rate for those contracts.

(1)These measures are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS measures have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2021 MD&A.

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Cash operating costs per ounce sold improved slightly to $551 in 2021, from $556 in 2020 and reflected lower selling costs due to the change in structure of concentrate sales contracts, as well as lower costs resulting from the weakening of the Turkish Lira during 2021. Cash operating costs per ounce sold increased to $606 in Q4 2021 from $493 in Q4 2020 primarily due to processing lower grade ore.
AISC per ounce sold improved to $901 in 2021 from $918 in 2020 reflecting lower cash operating costs per ounce sold and lower sustaining capital expenditure. AISC per ounce sold increased to $1,104 in Q4 2021 from $989 in Q4 2020 reflecting the increase in cash operating costs per ounce sold.
Sustaining capital expenditure of $18.0 million in 2021, including $6.4 million in Q4 2021, related primarily to underground development and equipment rebuilds and replacements.
Olympias
Olympias produced 55,577 ounces of gold in 2021, a 5% decrease from 58,423 ounces in 2020 and reflecting lower processing volumes as a result of lower mining rates. Gold production of 15,461 ounces in Q4 2021 increased from 11,408 in Q4 2020 as a result of higher grade ore processed in the quarter, despite lower processing volumes. Lead, silver and zinc production were also higher in Q4 2021 as compared to Q4 2020, reflecting higher average grades. Operations at Olympias continued to be negatively affected in 2021 by low productivity as the Company progresses through transformation efforts at its Kassandra mines, targeting efficiency and productivity improvements. These efficiency initiatives, coupled with positive grade reconciliation, resulted in higher fourth quarter production at Olympias to end the year. Discussions with stakeholders are ongoing and are expected to lead to sustainable improvement.
Cash operating costs per ounce sold decreased to $930 in 2021 from $1,078 in 2020 and to $441 in Q4 2021 from $1,166 in Q4 2020. Decreases in both periods were the result of higher base metal revenue, which reduces cash operating costs as by-product credits. The significant decrease in cash operating costs per ounce sold in Q4 2021 is the result of a higher proportion of silver and base metal revenue in the quarter, combined with higher gold production due to the higher average gold grade.
AISC per ounce sold increased to $1,715 in 2021 from $1,541 in 2020 as a result of increased sustaining capital expenditure, which was partly offset by lower cash operating costs per ounce sold. AISC per ounce sold decreased to $1,467 in Q4 2021 from $1,768 in Q4 2020 as a result of lower cash operating costs per ounce sold in the quarter, partly offset by higher sustaining capital expenditure.
Sustaining capital expenditure increased to $29.1 million in 2021 from $20.2 million in 2020 and to $10.1 million in Q4 2021 from $5.5 million in Q4 2020. Spending in both periods primarily included underground development, tailings facility construction and underground infrastructure improvements. Growth capital expenditure of $5.3 million in 2021 included processing upgrades.

For further information on the Company’s operating results for the year-end and fourth quarter of 2021, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Conference Call

A conference call to discuss the details of the Company’s Fourth Quarter and Year-End 2021 Results and the Lamaque Technical Study will be held by senior management on Friday, February 25, 2022 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20220225.html

Conference Call Details		Replay (available until April 1, 2022)
Date:	February 25, 2022	Toronto:	+1 604.638.9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 800.319.6413
Dial in:	+1 604.638.5340	Access code:	8299
Toll free:	+1 800.319.4610

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About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contacts
Investor Relations
Lisa Wilkinson, VP Investor Relations
604.757.2237 or 1.888.353.8166 lisa.wilkinson@eldoradogold.com
Media
Louise McMahon, Director Communications & Public Affairs
604.757.5573 or 1.888.363.8166 louise.mcmahon@eldoradogold.com

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS and other non-financial measures and ratios are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining and growth capital.
Please see the December 31, 2021 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the December 31, 2021 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q4 2021	Q4 2020	2021	2020	2019
Production costs (1)	$118.2	$117.0	$449.7	$445.2	$334.8
Stratoni production costs (2)	(16.5)	(13.8)	(47.6)	(51.6)	(53.8)
Production costs – excluding Stratoni	101.7	103.2	402.2	393.6	281.1
By-product credits	(20.5)	(15.1)	(64.7)	(52.2)	(39.3)
Royalty expense and production taxes	(13.1)	(14.4)	(42.0)	(46.7)	(13.7)
Cash operating costs	$68.2	$73.6	$295.5	$294.7	$228.0
Gold ounces sold	119,384	137,523	472,307	526,406	374,902
Cash operating cost per ounce sold	$571	$536	$626	$560	$608
(1)Includes inventory write-downs.
(2)Base metals production

9

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$22.6	($0.6)	$0.1	$2.4	$24.5	33,269	$737
Lamaque	26.5	(0.5)	0.1	(1.9)	24.2	50,257	482
Efemcukuru	12.8	(1.0)	1.6	(0.1)	13.2	21,797	606
Olympias	24.9	(18.3)	3.8	(4.2)	6.2	14,061	441
Total consolidated	$86.9	($20.5)	$5.5	($3.8)	$68.2	119,384	$571
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$97.6	($3.1)	$2.6	$5.4	$102.4	175,862	$583
Lamaque	97.2	(1.7)	0.2	(2.5)	93.3	151,393	616
Efemcukuru	49.2	(4.3)	5.9	0.3	51.1	92,758	551
Olympias	94.3	(55.7)	15.1	(5.1)	48.6	52,294	930
Total Consolidated	$338.3	($64.7)	$23.8	($1.9)	$295.5	472,307	$626
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$24.8	($0.6)	$0.1	$0.6	$25.0	55,807	$447
Lamaque	24.2	(0.5)	0.1	(1.1)	22.7	44,990	503
Efemcukuru	11.5	(1.1)	1.8	0.1	12.3	24,956	493
Olympias	23.4	(12.8)	3.6	(0.5)	13.7	11,770	1,166
Total consolidated	$83.9	($15.1)	$5.6	($0.8)	$73.6	137,523	$536
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$96.6	($2.2)	$0.6	$7.3	$102.3	226,895	$451
Lamaque	77.0	(1.2)	0.2	(1.8)	74.2	142,269	522
Efemcukuru	46.1	(4.0)	12.1	0.4	54.7	98,340	556
Olympias	87.2	(44.8)	16.7	4.4	63.5	58,902	1,078
Total Consolidated	$306.9	($52.2)	$29.6	$10.3	$294.7	526,406	$560
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

10

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2021	Q4 2020	2021	2020	2019
Cash operating costs	$68.2	$73.6	$295.5	$294.7	$228.0
Royalties and production taxes	13.1	14.4	42.0	46.7	13.7
Total cash costs	$81.3	$88.1	$337.5	$341.4	$241.7
Gold ounces sold	119,384	137,523	472,307	526,406	374,902
Total cash costs per ounce sold	$681	$640	$715	$649	$645

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2021	Q4 2020	2021	2020	2019
Total cash costs	$81.3	$88.1	$337.5	$341.4	$241.7
Corporate and allocated G&A	10.4	10.1	37.6	35.7	34.2
Exploration and evaluation costs	2.9	2.8	12.3	8.3	9.5
Reclamation costs and amortization	0.2	1.9	4.4	7.0	4.6
Sustaining capital expenditure	33.8	29.0	113.1	92.4	97.4
AISC	$128.5	$131.9	$504.8	$484.8	$387.5
Gold ounces sold	119,384	137,523	472,307	526,406	374,902
AISC per ounce sold	$1,077	$959	$1,069	$921	$1,034

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$24.5	$3.6	$28.2	$—	$—	$0.4	$4.0	$32.5	33,269	$977
Lamaque	24.2	1.9	26.1	—	2.3	(0.8)	13.4	41.0	50,257	815
Efemcukuru	13.2	3.9	17.2	—	0.3	0.2	6.4	24.1	21,797	1,104
Olympias	6.2	3.7	9.9	—	0.3	0.4	10.1	20.6	14,061	1,467
Corporate (1)	—	—	—	10.4	—	—	—	10.4	—	87
Total consolidated	$68.2	$13.1	$81.3	$10.4	$2.9	$0.2	$33.8	$128.5	119,384	$1,077
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

11

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.4	$17.1	$119.5	$0.1		$1.9	$18.6	$140.2	175,862	$797
Lamaque	93.3	4.1	97.3		9.5	(0.3)	47.3	153.9	151,393	1,017
Efemcukuru	51.1	11.8	63.0	—	1.6	1.0	18.0	83.6	92,758	901
Olympias	48.6	9.1	57.7		1.1	1.8	29.1	89.7	52,294	1,715
Corporate (1)	—	—	—	37.5	—	—	—	37.5	—	79
Total consolidated	$295.5	$42.0	$337.5	$37.6	$12.3	$4.4	$113.1	$504.8	472,307	$1,069
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.0	$8.5	$33.5	$—	$—	$0.9	$6.5	$40.9	55,807	$732
Lamaque	22.7	0.9	23.5	—	1.7	0.4	9.8	35.5	44,990	789
Efemcukuru	12.3	4.0	16.3	—	0.9	0.2	7.3	24.7	24,956	989
Olympias	13.7	1.0	14.8	—	0.3	0.3	5.5	20.8	11,770	1,768
Corporate (1)	—	—	—	10.1	—	—	—	10.1	—	73
Total consolidated	$73.6	$14.4	$88.1	$10.1	$2.8	$1.9	$29.1	$131.9	137,523	$959
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.3	$24.9	$127.1	$—	$—	$3.3	$20.1	$150.6	226,895	$664
Lamaque	74.2	2.9	77.1	—	6.0	1.6	32.9	117.6	142,269	827
Efemcukuru	54.7	13.9	68.6	—	1.6	1.0	19.1	90.3	98,340	918
Olympias	63.5	5.1	68.6	—	0.8	1.2	20.2	90.8	58,902	1,541
Corporate (1)	—	—	—	35.6	—	—	—	35.6	—	68
Total consolidated	$294.7	$46.7	$341.4	$35.7	$8.3	$7.0	$92.5	$484.9	526,406	$921
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

12

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2021	Q4 2020	2021	2020	2019
General and administrative expenses (from consolidated statement of operations)	$9.1	$7.5	$36.7	$28.5	$29.2
Add:
Share based payments expense	2.5	3.4	7.9	10.7	10.4
Employee benefit pension plan expense from corporate and operating gold mines	0.1	0.9	2.3	2.8	2.7
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	0.1	(0.5)	(0.4)	(1.9)
Depreciation in G&A	(0.4)	(0.5)	(1.9)	(2.1)	(2.2)
Business development	(0.4)	(0.9)	(4.6)	(2.5)	(1.7)
Development projects	(0.4)	(0.5)	(2.5)	(1.4)	(2.6)
Adjusted corporate general and administrative expenses	$10.4	$10.1	$37.5	$35.6	$33.9
Regional general and administrative costs allocated to gold mines	—	—	0.1	0.1	0.3
Corporate and allocated general and administrative expenses per AISC	$10.4	$10.1	$37.6	$35.7	$34.2

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q4 2021	Q4 2020	2021	2020	2019
Exploration and evaluation expense (1) (from consolidated statement of operations)	$1.8	$3.0	$18.3	$12.5	$14.6
Add:
Capitalized evaluation cost related to gold mines	2.1	2.3	8.8	6.0	7.2
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(1.0)	(2.4)	(14.9)	(10.1)	(12.3)
Exploration costs per AISC	$2.9	$2.9	$12.3	$8.4	$9.5
(1)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2021	Q4 2020	2021	2020	2019
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.4	$0.4	$1.4	$1.9	$2.5
Add:
Depreciation related to asset retirement obligation assets	(0.1)	1.5	3.2	5.6	2.9
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.3)	(0.6)	(0.8)
Reclamation costs and amortization per AISC	$0.2	$1.9	$4.4	$7.0	$4.6

13

Reconciliation of Sustaining Capital and Growth Capital:

	Q4 2021	Q4 2020	2021	2020	2019
Additions to property, plant and equipment(1) (from notes to the consolidated financial statements)	$80.1	$71.9	$292.8	$198.4	$181.1
Growth and development project capital expenditure	(40.0)	(31.5)	(156.7)	(82.9)	(58.2)
Capitalized exploration	(3.6)	(2.5)	(12.4)	(7.4)	(10.9)
Sustaining capital expenditure Stratoni (2)	(2.5)	(2.7)	(7.3)	(7.5)	(9.3)
Sustaining capital expenditure equipment leases (3)	(0.2)	(0.1)	(2.0)	(2.0)	(1.5)
Corporate leases	—	(6.2)	(1.3)	(6.2)	—
Capitalized interest	—	—	—	—	(3.8)
Sustaining capital expenditure at operating gold mines	$33.8	$29.0	$113.1	$92.4	$97.4
(1)Does not include capital expenditures related to discontinued operations
(2)Base metals production.
(3)Non-cash sustaining equipment leases.

Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q4 2021	Q4 2020	2021	2020	2019
Revenue	$244.6	$278.5	$940.9	$1,026.7	$617.8
Less non-gold revenue	($32.7)	($24.8)	($102.3)	($88.4)	($86.9)
Gold revenue	$212.0	$253.7	$838.6	$938.3	$530.9
Gold oz sold	119,384	137,523	472,307	526,406	374,902
Average realized gold price per ounce sold	$1,776	$1,845	$1,775	$1,783	$1,416

14

Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings attributable to shareholders of the Company:

Continuing Operations	Q4 2021	Q4 2020	2021	2020	2019
Net earnings (loss) attributable to shareholders of the Company (1,2)	($43.1)	$30.0	$10.8	$131.1	$73.1
Loss (gain) on foreign exchange translation of deferred tax balances (2,3)	41.4	(6.0)	54.6	10.6	9.6
Closure of Stratoni, net of tax (4)	30.8	—	30.8	—	—
Gain on redemption option derivative	(4.0)	(1.8)	2.7	(1.8)	(4.2)
Finance costs relating to debt refinancing (5)	—	—	31.1	—	—
Gain on deferred tax due to changes in tax rates (6)	—	—	(5.3)	—	(7.2)
Gain on sale of mining licences, net of tax (7)	—	—	(5.3)	—	—
Write-down of assets (8)	—	43.4	—	43.4	6.3
Finance costs relating to partial debt redemption	—	0.7	—	8.6	—
Lamaque standby costs, net of tax (9)	—	—	—	2.3	—
Impairment (reversal) of property, plant and equipment, net of tax (10)	—	—	—	—	(68.2)
Other items (11)	—	—	—	—	(3.5)
Total adjusted net earnings(1,2)	$25.1	$66.4	$119.3	$194.3	$5.9
Weighted average shares outstanding (thousands)	182,496	174,710	180,297	171,047	158,856
Adjusted net earnings per share ($/share) (1)	$0.14	$0.38	$0.66	$1.14	$0.04
(1)2020 and 2019 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)Deferred tax expense of $41.4 million in Q4 2021 includes $26.4 million expense resulting from the significant weakening of the Turkish Lira in Q4 2021.
(4)Costs relating to the closure of Stratoni include $13.9 million impairment, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
(5)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(6)Includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for the tax rate increase in Turkey. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(7)Sale of mining licences in Turkey in May 2021, net of tax.
(8)Non-recurring write-downs in Q4 2020 include a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down.
(9)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque in 2020 to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.
(10)Impairment reversals include $82.3 million ($68.2 million net of deferred income tax) relating to the Kisladag leach pad and related property, plant and equipment following the development of a new production plan which utilized the leach pad for the life of the Kisladag mine and no longer required the construction of a mill.
(11)Other items include $3.6 million transaction costs, net of tax, $8.1 million gain on the sale of a net smelter royalty and $1.1 million other non-recurring items, including severance costs.

15

Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

Continuing Operations	Q4 2021	Q4 2020	2021	2020
Earnings before income tax (1,2)	$52.1	$28.2	$151.1	$206.3
Depreciation, depletion and amortization (1,2,3)	47.1	59.1	202.9	220.2
Interest income	(0.3)	(0.3)	(2.2)	(2.1)
Finance costs (2)	5.0	8.4	71.8	50.9
EBITDA	$103.8	$95.3	$423.5	$475.4
Write-down of assets (2,4)	—	43.4	—	43.4
Share-based payments	2.5	3.4	7.9	10.7
Loss on disposal of assets (2)	2.3	2.3	2.3	4.6
Closure of Stratoni (5)	17.4	—	17.4	—
Gain on sale of mining licences (6)	—	—	(7.0)	—
Lamaque standby costs (7)	—	—	—	3.1
Adjusted EBITDA	$126.1	$144.5	$444.2	$537.2
(1)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)Includes depreciation within general and administrative expenses.
(4)Non-recurring write-downs in Q4 2020 include a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down.
(5)Costs relating to the closure of Stratoni include $3.5 million write-down of equipment and $13.9 million impairment.
(6)Sale of mining licences in Turkey in May 2021.
(7)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

Reconciliation of Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations	Q4 2021	Q4 2020	2021	2020	2019
Cash generated from operating activities (1)(2)	$112.6	$121.8	$365.9	$471.8	$202.4
Less: Cash used in investing activities (2)	(66.2)	(64.3)	(263.0)	(252.7)	(185.4)
Add back: Acquisition of subsidiary, net of cash received (3)	—	—	19.3	—	—
Add back: Purchase of marketable securities (4)	1.0	—	28.1	—	—
Add back: Proceeds from sale of marketable securities (4)	(2.4)	—	(2.4)	(5.2)	—
Add back: Proceeds from sale of Tocantinzinho, net of cash disposed (5)	(19.7)	—	(19.7)	—	—
Add back: Sale of mining licences (6)	(2.3)	—	(7.3)	—	—
Add back: Increase (decrease) in term deposits	—	5.7	(59.0)	55.8	(3.4)
Add back: Increase (decrease) in restricted cash	—	0.1	0.6	(1.0)	(10.6)
Free Cash Flow	$23.1	$63.4	$62.4	$268.7	$3.0
(1)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(4)Purchase of marketable securities includes $18.7 million cash paid on the acquisition of Probe Metals Inc. Free cash flow in 2020 has been adjusted to conform with 2021 presentation by including adjustments relating to proceeds from the sale of marketable securities (2020: $5.2 million).
(5)Cash proceeds received upon the sale of Tocantinzinho, net of $0.3 million cash disposed..
(6)Cash consideration received on sale of mining licences.

16

Working capital for the periods highlighted is as follows:

	As at December 31, 2021	As at December 31, 2020
Current assets, excluding assets held for sale (1)	$728.2	$754.1
Current liabilities, excluding liabilities held for sale	206.7	262.0
Working capital	$521.6	$492.1
(1)2020 amount has been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.

Reconciliation of Cash Generated from Operating Activities to Cash Flow from Operations Before Changes in Working Capital:

Continuing Operations	Q4 2021	Q4 2020	2021	2020	2019
Cash generated from operating activities (1)(2)	$112.6	$121.8	$365.9	$471.8	$202.4
Less: Changes in non-cash working capital (3)	(4.1)	9.7	(8.9)	33.4	15.9
Cash flow from operations before changes in working capital	$116.7	$112.1	$374.8	$438.5	$186.5
(1)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.

17

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "advancing", "allow", "anticipates", "believes", “budget”, "continue", "estimates", "expected", "expects", "forecast", "foresee", "future", "goal", "guidance", "intends", "opportunity", "outlook", "pending", "plans", “projected”, "pursue", "scheduled", "strive", "target", "underway" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", “should”, "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company’s 2022 outlook, including individual mine production; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; operations at Lamaque and the Lamaque Technical Report; evaluation of Skouries financing alternatives and restarting construction; expansion and optimization at Kisladag; the benefits of the decline from the Sigma mill to the Triangle mine; Olympias stakeholder discussions; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; schedules and results of litigation and arbitration proceedings; and Non-IFRS Measures. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our 2022 outlook, results from drilling at Ormaque; advancement of technical work in respect of Lamaque; advancement of technical work and construction at Skouries; benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the associated benefits of the completed underground decline at the Triangle mine; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; the results of our exploration programs; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company's business and the Company's ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to realize the benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kisladag or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of Eldorado shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company's assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company's properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Managing Risk” in the Company’s Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021 and in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Management’s Discussion and Analysis and Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.

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Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020
			Restated (Note 5(e))
ASSETS
Current assets
Cash and cash equivalents	8	$481,327	$451,962
Term deposits		—	59,034
Accounts receivable and other	9	68,745	73,216
Inventories	2(a),10	178,163	164,135
Current portion of employee benefit plan assets	19	—	5,749
		728,235	754,096
Restricted cash		2,674	2,097
Other assets	11	104,023	39,562
Property, plant and equipment	2(a),13	4,003,211	4,042,199
Goodwill	14	92,591	92,591
		$4,930,734	$4,930,545
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$195,334	$179,372
Current portion of lease liabilities		7,228	11,297
Current portion of debt	17	—	66,667
Current portion of asset retirement obligations	18	4,088	4,701
		206,650	262,037
Debt	17	489,763	434,465
Lease liabilities		14,895	14,658
Employee benefit plan obligations	19	8,942	11,109
Asset retirement obligations	18	131,367	106,677
Deferred income tax liabilities	2(a),21	439,195	414,554
		$1,290,812	$1,243,500
Equity
Share capital	22	3,225,326	3,144,644
Treasury stock		(10,289)	(11,452)
Contributed surplus		2,615,459	2,638,008
Accumulated other comprehensive loss		(20,905)	(21,822)
Deficit	2(a)	(2,239,226)	(2,103,206)
Total equity attributable to shareholders of the Company		3,570,365	3,646,172
Attributable to non-controlling interests		69,557	40,873
		3,639,922	3,687,045
		$4,930,734	$4,930,545

Commitments and Contractual Obligations (Notes 17, 26)
Contingencies (Note 27), Subsequent event (Note 23)

Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 24, 2022

Please see the Consolidated Financial Statements dated December 31, 2021 for notes to the accounts.
19

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2021	Year ended December 31, 2020
Revenue
Metal sales	30	$940,914	$1,026,685

Cost of sales
Production costs	31	449,748	445,183
Depreciation and amortization	2(a)	200,958	218,084
		650,706	663,267

Earnings from mine operations		290,208	363,418

Exploration and evaluation expenses		18,314	12,493
Mine standby costs	32	15,433	13,665
General and administrative expenses		36,657	28,533
Employee benefit plan expense	19	2,317	2,849
Share-based payments expense	23	7,945	10,692
Impairment of property, plant and equipment	13	13,926	—
Write-down of assets		9,106	38,660
Foreign exchange gain		(26,421)	(3,997)
Earnings from operations		212,931	260,523

Other income (expense)	20	9,944	(3,321)
Finance costs	20	(71,809)	(50,874)

Earnings from continuing operations before income tax		151,066	206,328
Income tax expense	2(a),21	139,970	82,361
Net earnings from continuing operations		11,096	123,967
Net loss from discontinued operations, net of tax	7	(146,802)	(6,352)
Net (loss) earnings for the year		$(135,706)	$117,615

Attributable to:
Shareholders of the Company		(136,020)	124,795
Non-controlling interests		314	(7,180)
Net (loss) earnings for the year		$(135,706)	$117,615

(Loss) earnings attributable to shareholders of the Company:
Continuing operations	2(a)	10,782	131,147
Discontinued operations	7	(146,802)	(6,352)
		$(136,020)	$124,795

Weighted average number of shares outstanding (thousands):	33
Basic		180,297	171,047
Diluted		181,765	175,231

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share	2(a)	$(0.75)	$0.73
Diluted (loss) earnings per share	2(a)	$(0.75)	$0.71

Net earnings per share attributable to shareholders of the Company - continuing operations:
Basic earnings per share	2(a)	$0.06	$0.77
Diluted earnings per share	2(a)	$0.06	$0.75

Please see the Consolidated Financial Statements dated December 31, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2021	Year ended December 31, 2020

Net (loss) earnings for the year	2(a)	$(135,706)	$117,615
Other comprehensive (loss) income:
Items that will not be reclassified to net earnings (loss):
Change in fair value of investments in equity securities, net of tax		1,009	1,546
Actuarial losses on employee benefit plans	19	(115)	(3,440)
Income tax recovery on actuarial losses on employee benefit plans		23	563
Total other comprehensive income (loss) for the year		917	(1,331)
Total comprehensive (loss) income for the year		$(134,789)	$116,284

Attributable to:
Shareholders of the Company	2(a)	(135,103)	123,464
Non-controlling interests		314	(7,180)
		$(134,789)	$116,284

Please see the Consolidated Financial Statements dated December 31, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended December 31, 2021	Year ended December 31, 2020
			Restated (Note 5(d))
Operating activities
Net earnings for the year from continuing operations	2(a)	$11,096	$123,967
Items not affecting cash:
Depreciation and amortization	2(a)	202,857	220,224
Finance costs		71,809	50,874
Interest income		(2,231)	(2,056)
Unrealized foreign exchange gain		(6,231)	(2,999)
Income tax expense	2(a)	139,970	82,361
Loss on disposal of assets		2,318	4,631
Gain on disposal of mining licenses		(7,296)	—
Impairment	13	13,926	—
Write-down of assets		9,106	38,660
Share-based payments expense	23	7,945	10,692
Employee benefit plan expense	19	2,317	2,849
		445,586	529,203
Property reclamation payments		(2,313)	(2,301)
Employee benefit plan receipt (payments)		4,744	(2,633)
Income taxes paid		(75,472)	(87,872)
Interest received		2,231	2,056
Changes in non-cash operating working capital	24	(8,917)	33,391
Net cash generated from operating activities of continuing operations		365,859	471,844
Net cash used in operating activities of discontinued operations		(3,489)	(1,864)

Investing activities
Purchase of property, plant and equipment		(282,088)	(188,858)
Acquisition of QMX Gold Corporation, net of $4,311 cash received	6	(19,336)	—
Proceeds from sale of Tocantinzinho, net of $340 cash disposed	7	19,660	—
Proceeds from the sale of property, plant and equipment		3,090	1,214
Value added taxes related to mineral property expenditures, net		(24,449)	(15,468)
Proceeds from the sale of mining licenses		7,296	—
Purchase of marketable securities and investment in debt securities		(28,050)	—
Proceeds from the sale of investments in marketable and debt securities		2,375	5,237
Decrease (increase) in term deposits		59,034	(55,759)
(Increase) decrease in restricted cash		(577)	983
Net cash used in investing activities of continuing operations		(263,045)	(252,651)
Net cash (used in) generated from investing activities of discontinued operations		(2,833)	8,422

Financing activities
Issuance of common shares, net of issuance costs		14,552	95,992
Acquisition of non-controlling interest		—	(7,500)
Contributions from non-controlling interests		409	421
Proceeds from borrowings	17	500,000	150,000
Repayments of borrowings	17	(517,286)	(132,714)
Debt redemption premium paid	17	(21,400)	(6,274)
Loan financing costs		(9,140)	—
Interest paid		(23,643)	(38,099)
Principal portion of lease liabilities		(10,579)	(9,732)
Purchase of treasury stock		—	(3,550)
Net cash (used in) generated from financing activities of continuing operations		(67,087)	48,544
Net cash used in financing activities of discontinued operations		(40)	(75)

Net increase in cash and cash equivalents		29,365	274,220
Cash and cash equivalents - beginning of year		451,962	177,742
Cash and cash equivalents - end of year		$481,327	$451,962

Please see the Consolidated Financial Statements dated December 31, 2021 for notes to the accounts.
22

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021 and December 31, 2020
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2021	Year ended December 31, 2020
			Restated (Note 5(e))
Share capital
Balance beginning of year		$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash		1,738	3,559
Shares issued upon exercise of performance share units		1,202	—
Transfer of contributed surplus on exercise of options		684	1,267
Shares issued to the public, net of share issuance costs		11,411	85,255
Shares issued on acquisition of QMX Gold Corporation	6	65,647	—
Balance end of year	22	$3,225,326	$3,144,644

Treasury stock
Balance beginning of year		$(11,452)	$(8,662)
Purchase of treasury stock	23	—	(3,550)
Shares redeemed upon exercise of restricted share units		1,163	760
Balance end of year		$(10,289)	$(11,452)

Contributed surplus
Balance beginning of year		$2,638,008	$2,627,441
Share-based payment arrangements		8,461	8,422
Shares redeemed upon exercise of restricted share units		(1,163)	(760)
Acquisition of non-controlling interest, without change in control	12	—	4,172
Shares redeemed upon exercise of performance share units		(1,202)	—
Transfer to share capital on exercise of options		(684)	(1,267)
Non-reciprocal capital contribution to Deva	12	$(27,961)	$—
Balance end of year		$2,615,459	$2,638,008

Accumulated other comprehensive loss
Balance beginning of year		$(21,822)	$(20,491)
Other comprehensive earnings (loss) for the year attributable to shareholders of the Company		917	(1,331)
Balance end of year		$(20,905)	$(21,822)

Deficit
Balance beginning of year		$(2,103,206)	$(2,228,001)
Net (loss) earnings attributable to shareholders of the Company	2(a)	(136,020)	124,795
Balance end of year		$(2,239,226)	$(2,103,206)
Total equity attributable to shareholders of the Company		$3,570,365	$3,646,172

Non-controlling interests
Balance beginning of year		$40,873	$59,304
Non-reciprocal capital contribution to Deva	12	27,961	—
Acquisition of non-controlling interest, without change in control	12	—	(11,672)
Earnings (loss) attributable to non-controlling interests		314	(7,180)
Contributions from non-controlling interests		409	421
Balance end of year		$69,557	$40,873
Total equity		$3,639,922	$3,687,045

Please see the Consolidated Financial Statements dated December 31, 2021 for notes to the accounts.
23